NEWS RELEASE

February 16, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

ALMADEN ENTERS AGREEMENT TO SELL ITS ELK GOLD DEPOSIT, BC

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) announces today it has entered into an Asset Sale Agreement under which Beanstalk Capital Inc. (“Beanstalk”; TSX-V:BEG.P) will acquire 100% of the Elk gold deposit, British Columbia. Almaden will retain a 2% NSR in the Elk project.

Under the terms of the Agreement, Almaden will receive 37 million common shares of Beanstalk. Upon closing, Almaden will be the largest Beanstalk shareholder at approximately 58%.  Closing of the transaction is expected in the first quarter 2011 and remains subject to applicable regulatory approvals, including approval of the TSX.  As part of the Transaction, Beanstalk will complete a private placement to close concurrently with the Transaction of up to 10,000,000 units (each a “Unit”) at a purchase price of $0.50 per Unit (each Unit consisting of one common share and one whole warrant (“Warrant”) exercisable at $0.75 for three years from the Closing) and up to 3,850,000 common shares in the capital of Beanstalk issued on a flow-through basis (each a “Flow-Through Share”) pursuant to the Income Tax Act (Canada) at a purchase price of $0.65 per Flow-Through Share for aggregate gross proceeds of up to $7,502,500, or in such other amounts and on such other terms as may be determined by Beanstalk.

This transaction is consistent with Almaden's goal of creating value through prospect generation and early stage exploration and development. The sale also allows management to focus time and resources on advancing the company's recent Ixtaca gold-silver discovery on its wholly owned Tuligtic project, Mexico.

"This transaction crystallizes significant value for Almaden's Elk deposit," says Morgan Poliquin, President and CEO of Almaden. "Beanstalk is uniquely positioned to develop the Elk deposit by virtue of an experienced Board of Directors and management team, which has brought a number of mines into production in British Columbia, has strong financing abilities and a track record of social and environmental stewardship in communities in which they have operated.  With the Elk deposit as its principal asset, we believe Beanstalk will have an excellent foundation to build a gold production growth profile. This transaction gives Almaden the option of maintaining exposure to the potential growth of Elk and future production through a meaningful shareholding in a high-quality, diversified production management team. Ultimately, this capital will be deployed to build Almaden, leaving our company in an exceptionally strong strategic and financial position."

It is anticipated that upon completion of the Transaction, Marc Blythe (VP Mining of Almaden) will be the President of Beanstalk and Beanstalk’s Board of Directors will consist of Duane Poliquin (Chairman and Director of Almaden) Morgan Poliquin (CEO and director of Almaden), James O’Rourke, and Rodney Shier.

Mr. Blythe has a MBA from La Trobe University in Melbourne and a Bachelor of Mining Engineering degree from the Western Australian School of Mines. He was Corporate Senior Mining Engineer for Placer Dome Inc from 2004 until 2006. Since 2007 Mr. Blythe has been President and CEO of Tarsis Resources Ltd. (TSX-V: TCC). Mr. Blythe holds a Western Australian First Class Mine Manager's Certificate of Competency and has managed mines for both Placer Dome and WMC Resources (formerly Western Mining Corporation). James (Jim) O’Rourke graduated in 1964 with a B.A. Sc. degree in Mining Engineering from the University of British Columbia.  Mr. O’Rourke is the President and CEO of Copper Mountain Mining Corporation (TSX:CUM) (“Copper Mountain”). Mr. O’Rourke was President of Huckleberry Mines Ltd., a private open pit copper mining company, from December 2003 to April 2006 and continues as Executive Advisor and director.  Mr. O’Rourke was also President & CEO of Compliance Energy Corporation (TSX-V:CEC) (“Compliance Energy”), a mining company, from July 2000 to November 2005 and has continued as Chairman and director to present. Mr. O’Rourke was President of Princeton Mining Corporation (TSX:PMC) from 1987 to 1997 and continued as Chairman from February 1997 to January 1998. Rodney Shier graduated in 1986 with a Bachelor of Commerce degree from the University of British Columbia and earned his Chartered Accountant designation in 1990 while articling at the international accounting firm of PricewaterhouseCoopers. Mr. Shier has over fifteen years’ experience as a corporate officer and director to a number of publicly-traded mining companies.  Mr. Shier is CFO of Copper Mountain, and Mr. Shier has also been a director of Compliance Energy since July 2000 and was the CFO of Compliance Energy from June 2003 to March 2010.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

Morgan Poliquin, Ph.D., P.Eng., a Qualified Person as defined by National Instrument 43-101, and the President and CEO of Almaden, has reviewed the technical information contained in this release.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.